UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): APRIL 28, 2007

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2505 Foster Avenue, Janesville, Wisconsin	53547
(Address of principal executive offices)	(Zip Code)

(800) 367-7284
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On April 28, 2007, RGCH Holdings Corp. ("RGCH Corp."), the direct parent of RathGibson, Inc. (the "Company") and RGCH Holdings LLC, an indirect parent of the Company, entered into a stock purchase agreement (the "SPA") with RG Tube Holdings LLC, an affiliate of DLJ Merchant Banking Partners (the "Buyer"), pursuant to which 100% of RGCH Corp. will be sold to the Buyer (the "Transaction"). The Transaction is valued at approximately $440 million.

Pursuant to the SPA, the parties made customary representations, warranties and covenants to each other. Under the SPA:

- The Buyer is expected to commence prior to the consummation of the Transaction an offer to purchase the Company's 11.25% Senior Notes due 2014 (the "Notes") at a purchase price of 101% of the principal amount thereof. The offer will be conditioned on the completion of the Transaction; however, the successful completion of the offer or the tender of a specified amount or percentage of the Notes will not be a condition to the consummation of the Transaction.

- Completion of the Transaction is conditioned on the satisfaction of customary closing conditions and is expected to be completed by June 30, 2007.

The foregoing description of the SPA is qualified in its entirety by reference to the SPA, which is filed as Exhibit 99.1 to this Form 8-K.

On April 30, 2007, the Company issued a press release relating to the Transaction, a copy of which is filed as Exhibit 99.2 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

99.1 Stock Purchase Agreement, dated as of April 28, 2007, by and among RG Tube Holdings LLC, RGCH Holdings Corp. and RGCH Holdings LLC.

99.2 Press Release issued on April 30, 2007

Forward-Looking Statements

This Current Report on Form 8-K contains "forward-looking statements." These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," or "should," or the negative thereof or other variations thereon or comparable terminology.

The Company has based these forward-looking statements on current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors may cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from the Company's expectations include:

- competitive pressures and trends in the Company's industry;
- liquidity and capital resources;
- fluctuations in the price and/or supply of steel and other raw materials;
- general economic conditions;
- legal proceedings and regulatory matters;
- ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions that the Company consummates;
- technological changes; and
- other risks and uncertainties discussed under "Risk Factors" within the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss
Barry C. Nuss
Chief Financial Officer

Date: May 2, 2007